FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                       of

                                    FORM 10-Q
                      For Period Ended: September 30, 1997


                             PRESIDIO CAPITAL CORP.
                              (Name of Registrant)



                    c/o Hemisphere Managment (Cayman) Limited
                     Zephyr Houe, Mary Street, Grand Cayman
                      Cayman Islands, British West Indies
                     (Address of Principal Executive Office)




                                     0-25780
                            (Commission File Number)



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                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject quarterly report on Form 10-Q or portion
                           thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed period.



         As a result of certain developments regarding a change in control and management of Presidio Capital Corp., the registrant has not been able to prepare its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 without unreasonable effort or expense. Such Quarterly Report will be filed by November 19, 1997.

Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification.

              Richard Sabella                                     (203) 862-7444
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         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes [X]                   No [ ]


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes [ ]                   No [X]


                             PRESIDIO CAPITAL CORP.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 14, 1997
                                         By:  PRESIDIO CAPITAL CORP.
                                              Registrant


                                             /s/ Richard Sabella
                                                 ----------------------
                                                 Richard Sabella
                                                 President